UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 1, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Issues Amended Adjusted Net Earnings and Adjusted EPS (Non-GAAP Financial Measures) and Confirms 2016 Fourth Quarter and Annual Guidance Attainment

MONTREAL, QUEBEC and SARASOTA, FLORIDA – March 1, 2017 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today announces amendments to two of its non-GAAP financial measures, Adjusted Net Earnings(1) and Adjusted Earnings Per Share(1) (“Adjusted EPS”), as reported in the Company’s previously filed management’s discussion and analyses (“MD&A”) for the interim and annual periods in fiscal 2014 and 2015, and the interim periods to date in fiscal 2016. The calculation of Adjusted Net Earnings(1) and Adjusted EPS(1) has been amended as shown in the unaudited Adjusted Net Earnings Reconciliation to Net Earnings tables below. All amounts in this press release are denominated in millions of US dollars except per share amounts and share numbers.

The amendments are being made as a result of a clerical error in the calculation of the income tax effect of the adjustments made in determining Adjusted Net Earnings(1) and Adjusted EPS(1). These errors were discovered following an internal process review. For the purpose of a consistent presentation of all periods, certain prior period amounts have been conformed to current period presentation.

The revisions relate strictly to Adjusted Net Earnings(1) and Adjusted EPS(1), in the MD&A and have no impact on the Company’s audited consolidated financial statements and unaudited interim condensed consolidated financial statements and notes thereto for the same periods. No amendments are being made to Revenue, Gross Profit, Net Earnings, EBITDA(1), Adjusted EBITDA(1) or Free Cash Flow(1).

The Company is also in the late stages of finalizing its audited results for the year ended December 31, 2016 which are to be released as scheduled on March 9, 2017. As such, the Company is confirming that its fourth quarter and annual results are in line with the previously stated outlook summarized below:

•	Gross margin for 2016 between 23% and 24%.

•	Adjusted EBITDA(1) for 2016 between $117 to $123 million.

•	Revenue, gross margin and adjusted EBITDA greater in the fourth quarter of 2016 than in the fourth quarter of 2015.

(1) Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings, adjusted earnings per share, EBITDA and adjusted EBITDA. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as net earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under

GAAP and should not be considered as an alternative to net earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Amended Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars except per share amounts and share numbers)

(Unaudited)

	2014
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	As originally reported	As Amended	As originally reported	As Amended	As originally reported	As Amended	As originally reported	As Amended
Net Earnings	$11.6	$11.6	$12.1	$12.1	$6.0	$6.0	$6.1	$6.1
Manufacturing facility closures, restructuring and other related charges	1.4	1.4	1.0	1.0	1.6	1.6	1.0	1.0
Share-based compensation (benefit) expense	(1.0)	(1.0)	1.0	1.0	3.2	3.2	3.0	3.0
Impairment of long-lived assets and other assets	—	—	—	—	0.0	0.0	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.0	0.0	0.1	0.1	(0.2)	(0.2)	(0.0)	(0.0)
Other Item: Brantford Pension Charge (2)	—	—	—	—	1.3	1.3	0.3	0.3
Income tax effect of these items	(0.2)	0.2	0.4	(0.4)	2.0	(2.1)	1.6	(1.5)

Adjusted net earnings	11.8	12.2	14.7	13.8	14.0	9.9	11.9	8.9

Net earnings per share
Basic	0.19	0.19	0.20	0.20	0.10	0.10	0.10	0.10
Diluted	0.19	0.19	0.19	0.19	0.10	0.10	0.10	0.10
Adjusted earnings per share
Basic	0.19	0.20	0.24	0.23	0.23	0.16	0.20	0.15
Diluted	0.19	0.20	0.23	0.22	0.22	0.16	0.19	0.14
Weighted average number of common shares outstanding
Basic	60,776,649	60,776,649	60,825,745	60,825,745	60,790,184	60,790,184	60,427,043	60,427,043
Diluted	62,019,844	62,019,844	62,569,430	62,569,430	62,457,931	62,457,931	62,307,696	62,307,696

	2014
	Six months ended June 30		Nine months ended September 30		Year ended December 31
	As originally reported	As Amended	As originally reported	As Amended	As originally reported	As Amended
Net Earnings	$23.7	$23.7	$29.8	$29.8	$35.8	$35.8
Manufacturing facility closures, restructuring and other related charges	2.4	2.4	4.0	4.0	4.9	4.9
Share-based compensation (benefit) expense	(0.0)	(0.0)	3.2	3.2	6.2	6.2
Impairment of long-lived assets and other assets	—	—	0.0	0.0	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.1	0.1	(0.1)	(0.1)	(0.1)	(0.1)
Other Item: Brantford Pension Charge (2)	—	—	1.3	1.3	1.6	1.6
Income tax effect of these items	0.2	(0.2)	2.3	(2.3)	3.8	(3.8)

Adjusted net earnings	26.5	26.0	40.5	35.9	52.4	44.8

Net earnings per share
Basic	0.39	0.39	0.49	0.49	0.59	0.59
Diluted	0.38	0.38	0.48	0.48	0.58	0.58
Adjusted earnings per share
Basic	0.44	0.43	0.67	0.59	0.86	0.74
Diluted	0.42	0.42	0.65	0.58	0.84	0.72
Weighted average number of common shares outstanding
Basic	60,801,333	60,801,333	60,804,653	60,804,653	60,718,776	60,718,776
Diluted	62,536,098	62,536,098	61,925,183	61,925,183	62,060,923	62,060,923

(2)	The “Brantford Pension Charge” refers to a charge recorded in the third and fourth quarters of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

	2015
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	As originally reported	As Amended	As originally reported	As Amended	As originally reported	As Amended	As originally reported	As Amended
Net Earnings	$11.8	$11.8	$11.7	$11.7	$15.7	$15.7	$17.5	$17.5
Manufacturing facility closures, restructuring and other related charges	0.7	0.7	0.1	0.1	0.2	0.2	2.7	2.7
Share-based compensation (benefit) expense	(0.0)	(0.0)	2.1	2.1	(1.2)	(1.2)	2.3	2.3
(Reversal of impairment) impairment of long-lived assets and other assets	(0.0)	(0.0)	—	—	0.0	0.0	(5.8)	(5.8)
Loss (gain) on disposal of property, plant and equipment	0.0	0.0	0.0	0.0	(1.0)	(1.0)	0.2	0.2
Income tax effect of these items	0.2	(0.2)	0.1	(0.7)	(0.7)	1.7	2.0	(0.2)

Adjusted net earnings	12.6	12.2	14.1	13.3	12.9	15.4	18.9	16.7

Net earnings per share
Basic	0.19	0.19	0.20	0.20	0.26	0.26	0.30	0.30
Diluted	0.19	0.19	0.19	0.19	0.26	0.26	0.29	0.29
Adjusted earnings per share
Basic	0.21	0.20	0.24	0.22	0.22	0.26	0.32	0.28
Diluted	0.20	0.20	0.23	0.22	0.21	0.25	0.31	0.28
Weighted average number of common shares outstanding
Basic	60,471,031	60,471,031	59,727,825	59,727,825	59,785,871	59,785,871	58,802,897	58,802,897
Diluted	62,198,126	62,198,126	61,739,717	61,739,717	60,879,777	60,879,777	60,316,201	60,316,201

	2015
	Six months ended June 30		Nine months ended September 30		Year ended December 31
	As originally reported	As Amended	As originally reported	As Amended	As originally reported	As Amended
Net Earnings	$23.5	$23.5	$39.2	$39.2	$56.7	$56.7
Manufacturing facility closures, restructuring and other related charges	0.8	0.8	1.0	1.0	3.7	3.7
Share-based compensation expense	2.1	2.1	0.9	0.9	3.2	3.2
(Reversal of impairment) impairment of long-lived assets and other assets	(0.0)	(0.0)	0.0	0.0	(5.8)	(5.8)
Loss (gain) on disposal of property, plant and equipment	0.0	0.0	(1.0)	(1.0)	(0.8)	(0.8)
Income tax effect of these items	0.3	(0.9)	(0.4)	0.8	1.6	0.6

Adjusted net earnings	26.8	25.6	39.7	40.9	58.6	57.6

Net earnings per share
Basic	0.39	0.39	0.65	0.65	0.95	0.95
Diluted	0.38	0.38	0.64	0.64	0.93	0.93
Adjusted earnings per share
Basic	0.45	0.43	0.66	0.68	0.98	0.96
Diluted	0.43	0.41	0.64	0.67	0.96	0.94
Weighted average number of common shares outstanding
Basic	60,091,438	60,091,438	59,992,401	59,992,401	59,690,968	59,690,968
Diluted	61,929,200	61,929,200	61,145,526	61,145,526	61,110,633	61,110,633

	2016
	First Quarter		Second Quarter		Third Quarter
	As originally reported	As Amended	As originally reported	As Amended	As originally reported	As Amended
Net Earnings	$9.5	$9.5	$13.7	$13.7	$6.3	$6.3
Manufacturing facility closures, restructuring and other related charges	1.7	1.7	2.1	2.1	6.3	6.3
Share-based compensation expense	1.6	1.6	2.5	2.5	2.4	2.4
Impairment of long-lived assets and other assets	0.0	0.0	0.1	0.1	0.0	0.0
(Gain) loss on disposal of property, plant and equipment	(0.0)	(0.0)	0.1	0.1	0.0	0.0
Other Item: Litigation Settlement	—	—	—	—	1.9	1.9
Income tax effect of these items	1.1	(1.1)	1.8	(1.8)	3.0	(3.7)

Adjusted net earnings	14.0	11.8	20.3	16.7	19.9	13.2

Net earnings per share
Basic	0.16	0.16	0.23	0.23	0.11	0.11
Diluted	0.16	0.16	0.22	0.22	0.10	0.10
Adjusted earnings per share
Basic	0.24	0.20	0.35	0.28	0.34	0.22
Diluted	0.23	0.20	0.33	0.27	0.33	0.22
Weighted average number of common shares outstanding
Basic	58,655,667	58,655,667	58,657,691	58,657,691	58,696,647	58,696,647
Diluted	60,035,667	60,035,667	60,834,393	60,834,393	60,870,914	60,870,914

	2016
	Six months ended June 30		Nine months ended September 30
	As originally reported	As Amended	As originally reported	As Amended
Net Earnings	$23.2	$23.2	$29.4	$29.4
Manufacturing facility closures, restructuring and other related charges	3.8	3.8	10.2	10.2
Share-based compensation expense	4.1	4.1	6.6	6.6
Impairment of long-lived assets and other assets	0.2	0.2	0.2	0.2
Loss on disposal of property, plant and equipment	0.1	0.1	0.1	0.1
Other Item: Litigation Settlement	—	—	1.9	1.9
Income tax effect of these items	2.9	(3.0)	5.9	(6.7)

Adjusted net earnings	34.3	28.5	54.3	41.7

Net earnings per share
Basic	0.40	0.40	0.50	0.50
Diluted	0.38	0.38	0.49	0.49
Adjusted earnings per share
Basic	0.59	0.49	0.92	0.71
Diluted	0.57	0.47	0.89	0.69
Weighted average number of common shares outstanding
Basic	58,656,679	58,656,679	58,670,099	58,670,099
Diluted	60,527,529	60,527,529	60,609,468	60,609,468

EBITDA and Adjusted EBITDA

EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,200 employees with operations in 18 locations, including 12 manufacturing facilities in North America, one in Europe and one in India.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s anticipated fourth quarter and full year 2016 results; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s determination as it finalizes its financial results for its fourth quarter and full year 2016 that its financial results differ from the Company’s current preliminary unaudited numbers set forth in this press release. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000